UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934

Marvell Technology Group Ltd.

(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

Options to Purchase Common Shares, Par Value $0.002 Per Share
(Title of Class of Securities)

G5876H105
(CUSIP Number of Class of Securities Underlying Common Shares)

Michael Rashkin
Interim Chief Financial Officer
Marvell Technology Group Ltd.
Canon’s Court, 22 Victoria Street
Hamilton HM 12, Bermuda
(441) 296-6395
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:
Carmen Chang, Esq.
Tom Savage, Esq.
Wilson Sonsini Goodrich & Rosati
Professional Corporation
650 Page Mill Road

Palo Alto, CA 94304
Tel:  (650) 493-9300

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
Not Applicable.*	Not Applicable*

*              A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐    Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or    Schedule and the date of its filing.

Amount Previously Paid:       Not applicable

Form or Registration No.:      Not applicable

Filing Party:    Not applicable

Date Filed Not applicable

☒  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐  third-party tender offer subject to Rule 14d-1.

☒  issuer tender offer subject to Rule 13e-4.

☐  going-private transaction subject to Rule 13e-3.

☐  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing fee is a final amendment reporting the results of the tender offer: ☐

FORM OF E-MAIL TO EMPLOYEES HOLDING DISCOUNTED STOCK OPTIONS

Subject:       Potential solution to stock option penalty tax

[Logistical Information Omitted]

Dear Employee:

Our records show that you hold a discounted stock option. There are severe tax implications if you exercise your discounted option.  To alleviate the tax, Marvell proposes to raise your exercise price to the correct value and compensate you for the increase.

This is a complicated topic. As such, we request that you attend one of four upcoming education sessions. Each session will feature a presentation of the proposed solutions, followed by an open-forum Q&A. An opportunity to ask questions privately will also be available. Participation in the sessions is optional, but highly recommended.

[Logistical Information Omitted]

Thank you for your patience in this matter. We look forward to your participation.

[Logistical Information Omitted]

IMPORTANT INFORMATION

THIS E-MAIL IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT AN OFFER TO PURCHASE OR THE SOLICITATION OF AN OFFER TO SELL ANY SECURITIES.  THE SOLICITATION AND THE OFFER TO AMEND WILL ONLY BE MADE PURSUANT TO AN OFFER TO AMEND AND RELATED MATERIALS THAT MARVELL INTENDS TO FILE WITH THE SECURITIES AND EXCHANGE COMMISSION (“SEC”) AS PART OF A TENDER OFFER STATEMENT ON THE DATE OF COMMENCEMENT OF THE TENDER OFFER.  OPTION HOLDERS WHO ARE ELIGIBLE TO PARTICIPATE IN THE TENDER OFFER SHOULD READ THE TENDER OFFER STATEMENT AND THE RELATED MATERIALS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TENDER OFFER.  OPTION HOLDERS WILL BE ABLE TO OBTAIN THE TENDER OFFER STATEMENT AND THE RELATED MATERIALS FREE OF CHARGE FROM THE SEC’S WEBSITE AT WWW.SEC.GOV OR FROM MARVELL.